Filed by RMR Mortgage Trust
Commission File No. 001-34383
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust
Commission File No. 001-38199
Date: May 4, 2021

On May 4, 2021, RMR Mortgage Trust issued the following press release.

2

Exhibit 99.1
FOR IMMEDIATE RELEASE
RMR Mortgage Trust Announces First Quarter 2021 Results
First Quarter Net Income and Distributable Earnings Per Common Share of $0.03
Cumulative Loan Originations of $250 Million
Quarterly Distribution Declared of $0.15 per Common Share
Announced Agreement to Merge with Tremont Mortgage Trust
____________________________________________________________________________________________________
Newton, MA (May 4, 2021): RMR Mortgage Trust (Nasdaq: RMRM) today announced financial results for the quarter ended March 31, 2021.
Tom Lorenzini, President of RMRM, made the following statement:
“"During the first quarter we successfully completed the transition of RMRM to a commercial mortgage REIT and made significant progress executing on our new business plan to invest capital in first mortgage whole loans secured by middle market and transitional real estate. We closed two loans totaling $65.5 million during the first quarter, and subsequent to quarter end, we closed two additional loans totaling $73.5 million, increasing our aggregate investments to nine loans with committed capital of approximately $250.0 million.

Additionally, we are excited about the recently announced plans to merge with Tremont Mortgage Trust. This transaction provides us a tremendous opportunity to build on our momentum and quickly scale our company, creating a larger, more diversified commercial mortgage REIT well positioned to approach $1 billion in assets.”

Quarterly Results
•Net income and Distributable Earnings of $0.4 million, or $0.03 per common share.
•Interest income from investments of $2.0 million.
•Book value per common share of $18.94.

For the three months ended March 31, 2021, Distributable Earnings was equal to net income. Additional information about Distributable Earnings appears later in this press release.

Portfolio Summary and Recent Investment Activities

(dollars in thousands)	As of March 31, 2021	As of December 31, 2020
Number of loans	7	5
Total loan commitment	$177,195	$111,720
Weighted average maximum maturity (years)	4.3	4.2
Weighted average coupon rate	4.99%	5.08%
Weighted average all in yield	5.65%	5.71%
Weighted average risk rating	3.0	3.0
Weighted average loan to value	67%	68%

RMRM committed capital and funded the following first mortgage whole loans during the three months ended March 31, 2021:

Location	Property Type	Origination Date	Committed Principal Balance	Principal Balance	Coupon Rate	All in Yield	Maximum Maturity (date)	LTV
(dollars in thousands)
Miami, FL	Office	01/19/21	$10,900	$10,900	L + 4.50%	L + 5.47%	01/19/2025	68%
Olmstead Falls, OH	Multifamily	01/28/21	54,575	44,615	L + 4.00%	L + 4.65%	01/28/2026	63%
Total/weighted average			$65,475	$55,515	L + 4.10%	L + 4.81%		64%

•In April 2021, RMRM originated a first mortgage whole loan of $34.3 million to refinance an office/industrial property with 288,275 square feet located in Colorado Springs, CO. This loan requires the borrower to pay interest at the floating rate of LIBOR plus a premium of 450 basis points per annum. This floating rate loan includes an initial funding of $29.0 million and a future funding allowance of $5.3 million for tenant improvements, leasing commissions and capital expenditures and has a three year initial term with one, one-year extension option subject to the borrower meeting certain conditions.

•Also in April 2021, RMRM originated a first mortgage whole loan of $39.2 million to finance the acquisition of two cold storage industrial buildings located in Londonderry, NH. This loan requires the borrower to pay interest at the floating rate of LIBOR plus a premium of 400 basis points per annum. This floating rate loan includes an initial funding of $34.2 million and a future funding allowance of $5.0 million for tenant improvements, leasing commissions and capital expenditures and has a three year initial term with two, one-year extension options subject to the borrower meeting certain conditions.

Merger with Tremont Mortgage Trust

As previously announced, RMRM and Tremont Mortgage Trust (Nasdaq: TRMT) have entered into a definitive agreement and plan of merger, dated April 26, 2021, or the Merger Agreement, pursuant to which TRMT will merge with and into RMRM, with RMRM continuing as the surviving company. Pursuant to the terms of the Merger Agreement, TRMT’s shareholders will receive 0.52 of one newly issued common share of RMRM for each common share of TRMT they hold, with cash paid in lieu of fractional shares. Completion of the merger will require certain approvals of RMRM’s and TRMT's satisfaction or waiver of other conditions. The merger is expected to close during the third quarter of 2021.

Recent Financing Activities
•On February 18, 2021, one of RMRM's wholly owned subsidiaries entered into an agreement for a master repurchase facility with UBS AG, or the Master Repurchase Facility, which it may use to leverage its financing transactions. The facility has a three year term and permits advancements of up to 75% of whole loan amounts. While the Master Repurchase Facility has no maximum facility amount, RMRM expects the use of the Master Repurchase Facility to not exceed equity, which was $193.2 million as of March 31, 2021. RMRM's equity will change from time-to-time and may increase or decrease. RMRM expects that the size of the Master Repurchase Facility may similarly change as its equity changes.

•As of March 31, 2021, RMRM had no outstanding balance under the Master Repurchase Facility and, as of April 30, 2021, RMRM had a $23.2 million aggregate outstanding principal balance under the Master Repurchase Facility.

Distributions
•On April 15, 2021, RMRM declared a quarterly distribution of $0.15 per common share for the first quarter of 2021, or approximately $1.5 million, to shareholders of record on April 26, 2021. RMRM expects to pay this distribution on or about May 20, 2021.

Business Change
•As previously announced on January 5, 2021, the Securities and Exchange Commission, or SEC, issued an order granting RMRM’s request to deregister as an investment company under the Investment Company Act of 1940. This order enables RMRM to proceed with full implementation of its new business mandate to operate as a commercial mortgage real estate investment trust, or REIT. As a commercial mortgage REIT, RMRM is focused primarily on originating and investing in first mortgage whole loans secured by middle market and transitional commercial real estate.

Conference Call
At 10:00 a.m. Eastern Time on Wednesday, May 5, 2021, President, Tom Lorenzini, and Chief Financial Officer and Treasurer, Doug Lanois, will host a conference call to discuss RMRM’s first quarter 2021 financial results and our previously announced merger with TRMT. The conference call telephone number is (877) 270-2148. Participants calling from outside the United States and Canada should dial (412) 902-6510. No pass code is necessary to access the call from either number. Participants should dial in about 15 minutes prior to the scheduled start of the call. A replay of the conference call will be available through 11:59 p.m. on Wednesday, May 12, 2021. To access the replay, dial (412) 317-0088. The replay pass code is 10153760.
A live audio webcast of the conference call will also be available in a listen-only mode on RMRM’s website, which is located at www.rmrmortgagetrust.com. Participants wanting to access the webcast should visit RMRM’s website about five minutes before the call. The archived webcast will be available for replay on RMRM’s website after the call. The transcription, recording and retransmission in any way of RMRM’s first quarter conference call are strictly prohibited without the prior written consent of RMRM.

Supplemental Data
A copy of RMRM’s First Quarter 2021 Supplemental Operating and Financial Data is available for download at RMRM’s website, www.rmrmortgagetrust.com. RMRM’s website is not incorporated as part of this press release.
About RMR Mortgage Trust
RMRM is a real estate finance company that originates and invests in first mortgage loans secured by middle market and transitional commercial real estate. RMRM is managed by an affiliate of The RMR Group Inc. (Nasdaq: RMR). Substantially all of RMR’s business is conducted by its majority owned subsidiary, The RMR Group LLC, which is an alternative asset management company with $31.8 billion in assets under management and more than 30 years of institutional experience in buying, selling, financing and operating commercial real estate. For more information about RMRM, please visit www.rmrmortgagetrust.com.

Non-GAAP Financial Measures
RMRM presents Distributable Earnings, which is considered a “non-GAAP financial measure” within the meaning of the applicable SEC rules. Distributable Earnings does not represent net income or cash generated from operating activities and should not be considered as an alternative to net income determined in accordance with GAAP or an indication of RMRM’s cash flows from operations determined in accordance with GAAP, a measure of RMRM’s liquidity or operating performance or an indication of funds available for RMRM’s cash needs. In addition, RMRM’s methodology for calculating Distributable Earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures; therefore, RMRM’s reported Distributable Earnings may not be comparable to the distributable earnings as reported by other companies.
In order to maintain its qualification for taxation as a REIT, RMRM is generally required to distribute substantially all of its taxable income, subject to certain adjustments, to its shareholders. RMRM believes that one of the factors that investors consider important in deciding whether to buy or sell securities of a REIT is its distribution rate. Over time, Distributable Earnings may be a useful indicator of distributions to RMRM's shareholders and is a measure that is considered by RMRM's Board of Trustees when determining the amount of such distributions. RMRM believes that Distributable Earnings provides meaningful information to consider in addition to net income and cash flows from operating activities determined in accordance with GAAP. This measure helps RMRM to evaluate its performance excluding the effects of certain transactions, the variability of any incentive fees that may be paid or payable and GAAP adjustments that RMRM believes are not necessarily indicative of RMRM’s current loan portfolio and operations. In addition, Distributable Earnings is used in determining the amount of base management and management incentive fees payable by RMRM to RMRM’s manager under RMRM’s management agreement. There were no adjustments in the first quarter of 2021.
Please see the pages attached hereto for a more detailed statement of RMRM’s operating results and financial condition.

RMR MORTGAGE TRUST
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(amounts in thousands, except per share data)
(unaudited)

Three Months Ended March 31, 2021
INCOME FROM INVESTMENTS:
Interest income from investments	$2,001

OTHER EXPENSES:
Base management fees	715
General and administrative expenses	592
Reimbursement of shared services expenses	326
Total expenses	1,633

Income before income tax expense	368
Income tax expense	(18)
Net income	$350

Weighted average common shares outstanding	10,202

Net income per common share	$0.03

RMR MORTGAGE TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
(dollars in thousands, except per share data)
(unaudited)

March 31,
2021
ASSETS
Cash and cash equivalents	$46,839
Restricted cash	220
Loans held for investment, net	147,247
Accrued interest receivable	456
Prepaid expenses and other assets	305
Total assets	$195,067

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable, accrued liabilities and deposits	$1,121
Due to related persons	702
Total liabilities	1,823

Commitments and contingencies

Shareholders' equity:
Common shares of beneficial interest, $0.001 par value per share; unlimited number of shares authorized; 10,202,009 shares issued and outstanding	10
Additional paid in capital	192,884
Cumulative net income	350
Total shareholders' equity	193,244
Total liabilities and shareholders' equity	$195,067

Warning Concerning Forward-Looking Statements
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever RMRM uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, RMRM is making forward-looking statements. These forward-looking statements are based upon RMRM’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by RMRM’s forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond RMRM’s control. For example:
•Mr. Lorenzini states that RMRM successfully completed its transition to a commercial mortgage REIT and made significant progress executing on its new business plan to invest capital in first mortgage whole loans secured by middle market and transitional real estate. Additionally, this press release references recent loans closed. These statements may imply that RMRM will close additional loans, that it will achieve its business plan objectives and that its business will continue to improve as a result. However, RMRM’s business and ability to execute loans and realize its business plan objectives are subject to various risks, including the competitive nature of the industry in which it operates, as well as other factors, many of which are outside its control, such as the current COVID-19 pandemic. These risks and other factors may prevent RMRM from successfully closing additional loans, executing its new business plan and realizing its business plan objectives. Further, once RMRM invests or commits its remaining capital, its ability to continue to grow and fund loans will be subject to its ability to obtain additional cost-effective capital or its redeploying proceeds from repayments of its loan investments.
•RMRM has announced a regular quarterly distribution to its shareholders. However, the timing, amount and form of future distributions will be determined at the discretion of RMRM’s Board of Trustees and will depend upon various factors that its Board of Trustees deems relevant, including RMRM’s projected income, its Distributable Earnings, the then-current and expected needs and availability of cash to pay its obligations and fund its investments, distributions which may be required to be paid to maintain RMRM’s qualification for taxation as a REIT, limitations on distributions contained in RMRM’s financing arrangements and other factors deemed relevant by RMRM’s Board of Trustees, in its discretion.
•RMRM and TRMT have entered into a definitive agreement to merge. The merger is expected to close during the third quarter of 2021, subject to the satisfaction or waiver of closing conditions, including the receipt of the requisite approvals by RMRM’s and TRMT’s shareholders, and RMRM cannot be sure that these conditions will be satisfied or waived. Accordingly, the merger may not close by the end of the third quarter of 2021, or at all, or the terms contemplated by the Merger Agreement may change.
•RMRM expects to realize benefits from the merger, including increased scale, a more diversified loan portfolio and a greater presence within the commercial real estate lending market. These expectations are contingent upon the consummation of the merger and may not be realized as currently expected or at all.
The information contained in RMRM's “Summary of Principal Risk Factors” included in RMRM's Current Report on Form 8-K filed on March 24, 2021 with the SEC identifies other important factors that could cause RMRM’s actual results to differ materially from those stated in or implied by RMRM’s forward looking statements. RMRM’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, RMRM does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger
In connection with the proposed merger, RMRM expects to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus, and other documents with respect to the proposed merger and other transactions contemplated by the Merger Agreement. The joint proxy/prospectus will contain important information about the proposed merger and related transactions. SHAREHOLDERS OF RMRM AND TRMT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY RMRM AND TRMT WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RMRM, TRMT AND THE PROPOSED MERGER AND RELATED TRANSACTIONS.
Shareholders of RMRM and TRMT may obtain free copies of the registration statements, the joint proxy statement/prospectus and other relevant documents filed by RMRM or TRMT with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by RMRM with the SEC are also available free of charge on RMRM's website at www.rmrmortgagetrust.com. Copies of the documents filed by TRMT with the SEC are also available free of charge on TRMT's website at www.trmtreit.com.
This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

RMRM, TRMT and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RMRM and TRMT in respect of the proposed merger. Information regarding RMRM’s trustees and executive officers can be found in RMRM’s proxy statement filed with the SEC on March 24, 2021. Information regarding TRMT’s trustees and executive officers can be found in TRMT’s proxy statement filed with the SEC on March 25, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from RMRM or TRMT, as applicable, using the sources indicated above.

Contact:
Kevin Barry
Manager, Investor Relations
(617) 796-7651
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